MFS® INVESTMENT MANAGEMENT

500 Boylston Street, Boston, Massachusetts 02116-3741

617 - 954-5000

June 28, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

MFS® Series Trust XII (the “Trust”), (File Nos. 333-126328 and 811-21780) on behalf of MFS® Lifetime Retirement Income Fund, MFS® Lifetime 2010 Fund, MFS® Lifetime 2020 Fund, MFS® Lifetime 2030 Fund and MFS® Lifetime 2040 Fund (the “Funds”); Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to (1) the Securities Act of 1933, as amended and Rule 485(a) thereunder, (2) the Investment Company Act of 1940, as amended, and (3) Regulation S-T, please find Post-Effective Amendment No. 15 to the Registration Statement of the Trust (the “Amendment”), marked to indicate all changes from Post-Effective Amendment No. 14 to the above-captioned Registration Statement.

This Amendment is being filed for the purpose of updating the Registration Statement in conformity with revised Form N-1A, incorporating the risk/return summary information for the Funds and updating the Trust’s financial and other information and, in connection therewith, making certain other minor and conforming changes.

If you have any questions concerning the foregoing, please call Karen Ray at (617) 954-5801.

Sincerely,

SUSAN A. PEREIRA
Susan A. Pereira
Vice President & Senior Counsel

SAP/bjn

Enclosures